Contact

www.linkedin.com/in/todd-j-sotkiewicz-426981 (LinkedIn)

Top Skills

Change Management
Negotiation
Team Leadership

Todd J. Sotkiewicz

Chief Financial Officer
San Francisco Bay Area

Summary

Todd leads, transforms and scales companies. He has expertise in both business services and digital and physical consumer products . He has broad leadership experience in finance/accounting, sales, marketing and product management, making each component successful. As a seasoned finance/accounting executive, he leads companies toward profitability, raises financing and installs enterprise systems. As a sales and business development executive, he understands teams and sells / manages accounts and relationships directly. As an operations executive, he knows the difference between effective process and bureaucracy; he repositions companies and products after severe disruptions in their internal and external environments. He is global-minded. As a leader, he is constructive, collaborative, forward-looking, inspirational and public facing; his teams respect his integrity.

Experience

Operators Guild
Member
June 2018 - Present (6 years)

The Operators Guild is an exclusive, invitation-only network for the world's foremost leaders in company building within high-growth and tech sectors. Spanning over 20 chapters globally—including SF, NY, LA, Austin, Denver, Toronto, Vancouver, Seattle, Chicago, Miami, London and more -- it serves as a collaborative hub for sharing best practices, solving common challenges, and fostering investment in the operational community.

Make:
Chief Financial-Operating Officer / Vice President
2014 - Present (10 years)

Make is a global platform for connecting the Maker community. Through business services, learning platforms, events and commerce, Make: serves the community of makers who bring a Do-It-Yourself, DIY, mindset to technology.

McEvoy Media
President
2009 - 2013 (4 years)

Finance / Leadership

• Drove business turnaround from negative impacts of global recession, transition in consumer usage between media options and absence of strategic direction.
• Provided key insights, analysis and strategy, resulting in sale of business.

Operations

• Repositioned small audience products to lifestyle digital media brands, adding approximately 1 million audience members across all platforms.
• Managed content teams, producing hourly and daily digital and social updates, as well as quarterly and monthly print products.

Sales / Marketing

• Hired, led and managed 12-member multi-platform media sales team and personally sold accounts, increasing revenue by 80%.
• Expanded geographic markets, increasing market share over nearest competitor by 300%.

Lonely Planet Americas
General Manager / President
2002 - 2009 (7 years)

Finance / Leadership

• Led and change-managed functional and cross-functional local teams.
• Drove successful multi-year restructure and business turnaround in aftermath of 9/11.
• Assisted in ownership sale to BBC, providing key insights and analysis.

Operations

• Led warehouse team to cost efficiency standard at least 30% greater than industry average.
• SAP integration sponsor.

Sales / Marketing

• Managed multiple revenue streams ($25m) and channels in North and South America: ecommerce, digital advertising, national and local retail, wholesale, affiliate partners and licensing. Nearly doubled revenue.
• Expanded brand positioning from backpacker to global citizen increasing retail market share from 8% to 14%.
• Developed cause-driven National Passport Month, resulting in passage of United States House and Senate Resolutions advocating increased passport ownership.

Ebates
Vice President
2001 - 2002 (1 year)

• Developed advertising/sponsorship sales methodology, delivering 15% of net digital media revenue.
• Hired and deployed new sales team.

Bigwords Books
Senior Vice President-Operations and Administration
1999 - 2001 (2 years)

• Conceived, negotiated and managed $7m book consignment bank financing.
• Oracle integration sponsor.
• Established 50,000 square foot, 1.4m SKU dynamic procurement/distribution center.

Wired
Senior Vice President / General Manager
1994 - 1999 (5 years)

• Managed finance and administration and audience development.
• Developed and negotiated $12m/annual printer/manufacturing contract.
• Negotiated and managed $10m debt financing.
• Managed legal activities, including trademark, First Amendment litigation and employment.
• Transitioned team to Conde Nast ownership.

Education

Northwestern University
Master of Science (MS)

Indiana University Bloomington
Bachelor of Science (BS)